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04036910

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME General Minerals Corporation

*CURRENT ADDRESS 900 - 580 Hornby Street
Vancouver, British Columbia
V6C 3B6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

FILE NO. 82- 34810 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/15/04



GENERAL MINERALS CORPORATION

2002
ANNUAL REPORT

Our Mission

General Minerals Corporation provides an investment vehicle which maximizes exposure to wealth creation through mineral exploration discovery.

The Importance of Discovery

History shows that the greatest increase in shareholder value is created when an exploration company has significant exploration success.

Strategy

To maximize exposure to exploration success by:

1. Continuing early stage exploration using in-house expertise to identify properties with discovery potential and then seeking joint venture partners to fund further exploration and add partner's expertise.
2. Expanding our exploration base by assisting new groups of geologists to form companies and develop early stage exploration projects with discovery potential.

Increased Shareholder Value

The Company will be positioned to maximize shareholder value related to exploration success within the Company and added substantial exposure through equity participation in newly created companies assisted by General Minerals.

Contents:

Cover: Atocha high grade silver project, Bolivia – looking South.

Letter To Shareholders

Dear Fellow Shareholders:

Last year I noted evidence was building that suggested the beginning of a metal price recovery was in progress and sentiment towards the mining sector was improving. Gold prices did indeed move upwards; however, copper and silver have been slower in their price appreciation, but are showing positive signs of recovery.

In the spring of 2003, the Company acquired significant new shareholders, including Exploration Capital Partners Partnership Limited, which acquired 8.5 million shares. Conversations with our new shareholders indicate that they are very supportive of General Minerals and want to ensure that your Company continues to be associated with exploration success, the path that typically leads to the greatest increase in shareholder value in the mining sector. This view is shared by General Minerals' management and directors and is clearly stated in our new mission statement shown on the opposite page.

The 8.5 million shares were part of the 19.5 million shares sold by Ranger Minerals Ltd, our previous majority shareholder based in Perth, Australia. As part of the sales agreement the two Ranger nominated directors agreed to resign. We expect that two replacement directors will be nominated shortly.

Since the completion of the share sale the Company has been able to secure a US$300,000 credit facility while we pursue a more substantial equity financing. In order to facilitate additional financings, the board determined that a 1 for 10 share consolidation was in the best interests of shareholders and the Company and has included this provision in the proxy for the Annual and Special Meeting to be held on June 16, 2003 in Toronto.

In September Ranger Minerals Ltd purchased two million common shares and I purchased one million common shares for total gross proceeds of $300,000 to provide working capital for the Company. In December Ranger provided a further US$150,000 by way of a convertible debenture, which was later converted in full into common shares, to further assist with working capital while the Company sought additional financing.

The year 2002 was a difficult year for General Minerals which saw its majority shareholder, Ranger Minerals, merge with Perilya Limited of Australia which had other priorities. This was a difficult environment for fund raising and led to a curtailed exploration effort in South America. The Company did, however, maintain its important property positions at the Vizcachitas porphyry copper property in Chile and the high-grade silver project, Atocha, in Bolivia.

In North America, the Company acquired leases on two new properties in Arizona, the Gold Coin epithermal gold prospect and the Dragoon porphyry copper prospect on which we have partially defined a potentially important geophysical anomaly.

The Company has also been carrying out metallurgical testing to recover tin from tin concentrates derived from tin tailings, which are abundant in Bolivia. Dr. Wendell Dunn of South Dakota has performed high-temperature-chlorination tests on tin concentrate to develop a commercial, environmentally friendly method to recover tin metal from concentrate. Results to date are positive and the Company believes there is a good chance that a commercially viable recovery method will result.

In early 2003 the Company decided to temporally pull out of the tantalum business in Bolivia, due to continued very low prices. The Company had positioned itself to produce the mineral tantalite to establish a modest cash flow, as against developing tantalum properties for joint venture. This proved uneconomic when the price of tantalum oxide fell from US$140 a pound to less than US$18 per pound during an eighteen month period as the telecom industry, a major user of tantalum, collapsed.

As we go to press a number of companies have approached us indicating interest in both Atocha and Vizcachitas. Rising metal prices and a more favorable sentiment towards the mining sector by the investing public should be an important factor in the year ahead for both General Minerals and the mineral exploration business. I have included a summary of these two projects below.

Atocha

High grade silver mineralization, typically grading between a few hundred and a few thousand grams per tonne, was discovered by the Company at Atocha in 1999. The project is located in west central Bolivia, approximately 85 kilometres east of the town of Oruro. General Minerals has explored the area, by developing and sampling adits, surface and underground drill holes, surface mapping, and geochemical sampling. Silver mineralization has been identified at surface at many locations over a 15-kilometre strike length within the hosting Cretaceous Atocha and Condor Iquina sandstone units. Geological and geochemical interpretation carried out in 2002-2003 suggests good potential for down-dip and along strike potential of mineralization.

Underground exploration has been carried out by General Minerals at two locations along the Atocha mineralized trend, called Carmen and Condor Iquina. Silver mineralization in the Carmen area, where the A-10 tunnel is located, is hosted in a sandstone unit called the Atocha sandstone. The silver mineralization is strataform and occurs over varying widths typically in the 2-3 metre range. The high-grade mineralization identified in the A-10 tunnel grades up to several kilograms per tonne but averages between 500 and 600 grams per tonne. To date the mineralization has only been defined over two to three hundred metres, a very short distance relative to the 10-15 kilometres of potentially silver-hosting sandstone. Importantly, similar style mineralization to that at the A-10 Adit has been discovered by tunneling 1.4 kilometres to the north, in an area called Condor Iquina.

Test mining of the silver mineralization was carried out in the year 2000 within the Carmen area. The majority of the resulting concentrate was sold to local buyers, although a small amount was refined to high quality silver. The information that we gathered from this test mining and processing exercise has provided us with important data for future economic and feasibility studies and reduces production risk to the extent we can demonstrate the mineability and recoverability of the silver.

Concurrent with the test mining, underground drilling was also carried out, from a drill station located in the main, A-10 level in the Carmen sector. A total of 64 holes were drilled. Five of these holes were drilled to test the continuity of mineralization to depth, down the dip of the manto, while the remainder of the holes tested the continuity of the ore up towards the surface. Hole AT-27 intersected the high grade mineralization 69 metres below the 140W crosscut which is developed off the A-10 level, returning a 1.3 metre true width grading 689 grams per tonne silver.

During the year 2002, results of a surface sampling program carried out over approximately 10 kilometres of the strike of the Atocha sandstone were reported. The results were encouraging, indicating a number of areas with similar surface geochemical and geological characteristics to the A-10 in the Carmen sector. Maximum widths of anomalous silver geochemistry were wider (6.1 metres) than the typical 2-3 metre widths at the A-10.

Vizcachitas

Vizcachitas is a porphyry copper deposit discovered by General Minerals in 1996 and subsequently tested by 67 diamond drill holes, totaling approximately 18,300 metres of drilling. The deposit is situated in an area of excellent infrastructure, approximately 100 kilometres northeast of Santiago, in the Chilean Porphyry Belt. This Belt is a prolific linear trend of major porphyry copper deposits that includes Los Pelambres, Los Bronces, Rio Blanco and El Teniente.

The Company presently controls the core of the project which contains the majority of the known high grade drill intercepts. Drilling at Vizcachitas has provided the data for a geological resource estimate of the entire deposit totaling 236 million tonnes with an average grade of 0.60% copper and 0.016% molybdenum, at a 0.5% copper cutoff. The resource at a 0.3% copper cutoff is 645 million tonnes grading 0.45% copper. In addition there is an inferred resource of 496 million tonnes grading 0.38% copper at a 0.3% copper cutoff. The Company presently holds a 51% interest in the company holding the central part of this deposit and 100% of the peripheral claims.

Initial test work carried out in 2000 on the viability of low cost bacterial leaching of both copper concentrates, and run-of-mine, low-grade copper ores was carried out by Little Bear Laboratories of Golden, Colorado. In batch shake tests on Vizcachitas copper sulphide concentrates, 91% of the contained copper was leached over a ten-day period using a mixture of moderately thermophilic iron and sulfur oxidizing bacteria. High extraction rates were also achieved on low-grade chalcopyrite ores, representative of those that would have to be stripped to access higher-grade material in the mine. Copper extractions of between 14 and 52 percent were achieved over a 256-day period, the rate of extraction corresponding to an increased operating temperature. These extractions are significantly better than the 30% over 5 years used in the pre-feasibility study.
The pre-feasibility study has not yet been reworked to include these promising results. Should further testing show that these extractions are possible in a production setting, they will have an important positive impact on the project economics.

Dragoon and Gold Coin

At Dragoon, located in southern Arizona, earlier exploration by major mining companies confirmed the existence of the "porphyry copper" geological environment. Their earlier drilling records show that weakly mineralized copper skarn was intersected. General Minerals completed reconnaissance geophysics in the area that indicates the presence of a new undrilled target. Exposed "leached cap" located in the southern portion of the property also provides a promising drill target.

The Gold Coin property is located within the long string of historical precious and base metal mines in the Courtland-Gleeson District of Arizona and our early reconnaissance indicates a good geological environment for gold mineralization with grab-samples assaying up to 11 gpt gold.

Conclusion

The Company now has several new large investors and has refocused on its successful exploration roots. We will also expand our exposure to potential discovery by partnering with groups of geologists who are good project generators and mine finders, and will assist them in developing new companies of which we will be a part.

I thank you for your continued support in these challenging times.

(Signed: Ralph Fitch)

Ralph Fitch
President

Management Discussion and Analysis of Financial Position and Results of Operations

General

The Company's cash balance stood at $111,044 at December 31, 2002, a decrease of $760,588 when compared to the end of the previous year. This reduction in cash takes into account the payout of severance obligations of $578,159, and office closures in the First Quarter of 2002. As at December 31, 2002, the Company had a working capital deficiency of $54,293, and no debt.

The ability of the Company to continue as a going concern is dependent upon the ability of the Company to raise additional financing. Subsequent to December 31, 2002, the Company took a number of steps to improve its financial position.
In the First Quarter of 2003, the Company issued a convertible debenture to Ranger Minerals Ltd. ("Ranger"). Under the terms of the debenture, Ranger agreed to make available to the Company up to US$150,000 to be used for further exploration work, project development and general corporate purposes. This debenture has been fully drawn down and has been converted into 2,435,768 common shares of the Company issued at an average price of $0.093 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation and issued a promissory note in the principal amount of US$300,000, with the proceeds of the loan to be used for general corporate purposes, including further exploration work and project development.
The Company intends to pursue further equity financings to raise capital to fund ongoing operations.

Operating Results

General Minerals recorded a net loss of $2,421,184 ($0.06 per share) for the year ended December 31, 2002 as compared to a loss of $13,569,458 ($0.38 per share) incurred during 2001. The 2002 and 2001 losses were significantly impacted by mining claims write-downs of $1,520,274 and $11,566,407, respectively. The Company's operating results include: exploration expense, mining claims write-downs, general and administrative expenses, depreciation and amortization, interest income, and gain or loss on foreign currency transactions. The portion of exploration expenses directed toward specific projects held by the Company is presented in the Statements of Operations as a reduction of total exploration expenditures. These costs are then accumulated on the balance sheet as mining claims and deferred exploration. The remaining exploration expense represents reconnaissance programmes to identify new projects. Management evaluates the Company's activities using each component of the statement of operations.

	2002	2001
Exploration	**$ 255,036**	$ 3,883,803
Less: Mining claims and deferred exploration	**(200,449)**	(3,627,786)
Reconnaissance exploration expense	**$ 54,587**	$ 256,017

Total exploration spending in 2002 continued at a reduced level as compared to 2001. In 2002 the funds were primarily used to maintain the Company's property rights by paying required taxes and making lease payments on its remaining properties in Bolivia and Chile. In addition, the Company conducted modest exploration programs including new reconnaissance exploration in Bolivia and the USA. In 2001, funds were primarily expended on drilling programs at Escalones and Productora.

	2002	2001
Mining claims write-downs	**$1,520,274**	$11,566,407

In early 2003, due to the depressed state of the tantalum metal market, management took the decision to drop its tantalum leases in Bolivia where a program of exploration and test mining had been undertaken. Consequently, the Company has written off its interest in the Tantalum Project in its 2002 accounts. When the Company initiated the exploration program in the spring of 2001, the price of tantalite, the oxide form of the metal, was over $140 per pound of contained tantalum oxide. The impact of the world economic recession on the electronics industry has resulted in the price of tantalum oxide falling to below $20 per pound, which has severely impacted the economics of the project and resulted in the decision to discontinue the operation. During 2001 the Company relinquished its rights to certain properties in South America and determined to relinquish its right in the Towerbeck joint venture in China. As a result, it wrote off its investment in Escalones, a portion of Vizcachitas (while retaining its interest in that portion of Vizcachitas that holds the greatest mineral potential), Productora, Iman, Algarrobo De La Plata and Towerbeck.

	2002	2001
General and administrative	**$1,034,156**	$ 2,375,898

General and administrative expenses were significantly reduced during 2002. At the end of the First Quarter of 2002, the Company had reduced its employee base to three full-time and one part-time employee, and had relinquished the majority of its office space in North America. The remaining employees also took substantial salary reductions of between 50% and 65%. Additional efforts to reduce costs are ongoing.

	2002	2001
Depreciation and amortization	**$ 87,271**	$ 231,879

Depreciation and amortization relates to the Company's capital assets. Most equipment is depreciated over a five-year period, except for certain computers and telecommunications equipment, which are depreciated over three years.

	2002	2001
Interest income	**$ 736**	$ 107,669

The Company's earnings on available cash balances are affected principally by two elements: the amount of cash available to invest and the interest rate earned. The decline in interest income from 2001 to 2002 is mainly the result of the overall decline in the Company's cash position.

	2002	2001
Gain on asset disposals	**$ 298,080**	$ 462,785

The gain on asset disposals relates to the sale of investments and other non-strategic assets. During 2002, the Company sold its remaining common shares in Trend Mining for proceeds of $196,547 which resulted in a net gain of $97,847; its remaining rights to the Lake Owen claims in Wyoming for proceeds of $142,095; and certain of its inactive subsidiaries for proceeds of $114,708. These gains were offset by a loss of $56,570 recognized on the disposal of certain equipment.

	2002	2001
Compensation expense	**$ 10,517**	$ –

The compensation expense was incurred in respect of the issuance of stock options during the year to certain directors of subsidiaries of the Company.

	2002	2001
Foreign currency loss (gain)	**$ 13,195**	$ (290,289)

During 2002, the Company recorded a slight loss in respect of its foreign currency transactions. The net gain in 2001 was due to the erosion of the Canadian dollar versus the US dollar.

Quarterly Information (unaudited)

	2002				2001			
Three months ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total Revenues	**$ 0**	**$ 0**	**$ 0**	**$ 0**	$ 0	$ 0	$ 0	$ 0
Net (loss)	**$(1,864,406)**	**$(194,343)**	**$(249,700)**	**$(112,735)**	$(4,550,240)	$(6,303,015)	$(2,101,410)	$ (614,793)
Net (loss) per share (Basic and fully diluted)[1]	**$ (0.05)**	**$ (0.01)**	**$ (0.01)**	**$ (0.00)**	$ (0.13)	$ (0.17)	$ (0.06)	$ (0.02)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The net loss for the quarter ended December 31, 2002 included a non-cash charge to expense of $1,520,274 for the write-off of the Company's interest in the Tantalum Project in Bolivia. The net losses for the quarters ended June 30, 2001, September 30, 2001 and December 31, 2001 included non-cash charges to expense of $1,233,309, $5,387,099 and $4,945,999, respectively, for the write down of certain mining claims and deferred exploration expenditures on properties located in Chile and China.

Financing Activities and Capital Expenditures

During 2002, the Company closed a private placement, issuing 3 million common shares at a price of $0.10 per share to generate proceeds of $300,000. The Company also received an advance of $78,877 (US$50,000) in respect of a US$150,000 convertible debenture financing which closed in the First Quarter of 2003. In 2001, the Company completed a $4.2 million equity financing at a price of $0.28 per share.

Due to its financial constraints, the Company reduced its capital spending budget significantly, from $3,690,384 in 2001 to $203,001 in 2002. The 2002 deferred expenditures related primarily to maintaining the Company's property rights on its remaining properties in Bolivia and Chile. The Company also recovered $146,204 in deferred costs previously incurred in Chile; and realized proceeds of $499,143 from the sale of non-strategic assets and investments.

Liquidity and Capital Resources

General Minerals' financial strategy is to maintain sufficient liquidity in order to maximize its abilities to make new discoveries and develop a substantial base of value through the mineral resources it holds. The Company has very few fixed financial commitments. It has no debt and no equipment or office leases. At December 31, 2002, the Company had a working capital deficiency of $54,293. This level of working capital severely impacts the Company's ability to proceed with its strategy. As a consequence, management continually monitors and adjusts its programmes to match expectations with the Company's liquidity.

The Company continues to be dependent upon future equity financings or joint venture agreements to fund its operations. In the First Quarter of 2003, the Company completed a US$150,000 convertible debenture financing, of which US$50,000 had been received at year-end. In addition, the Company recently entered into a loan agreement with Quest Investment Corporation ("Quest") and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share. The Company also issued to Quest a warrant to purchase up to 1 million shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

The Company currently requires additional financing to fund its ongoing operations and commitments, and to enable the Company to pursue additional opportunities. In order to facilitate such financing, the Board is proposing a share consolidation so as to make the Company more attractive to potential investors and therefore assist the Company in raising equity financing thereafter. Accordingly, at the Company's Annual and Special Meeting to be held on June 16, 2003, shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized.

Change in Accounting Policy

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected not to adopt the fair value-based method for employee awards.

During 2002, the Company recognized compensation expense of $10,517 in respect of the issue of stock options to certain directors of subsidiaries of the Company.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programmes may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: General Minerals' more advanced properties are predominantly copper and silver, with recent exposure to gold. The prices of these metals, especially copper and silver, greatly affect the value of the Company and the potential value of its properties. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: General Minerals is heavily dependent upon financial markets to raise funding necessary for its operations. Both the equity and debt markets for the mining and minerals sector have been depressed by sustained low metal prices. The Company faces the risk that additional equity capital may be difficult or costly to obtain. Project development opportunities will also be delayed if metal prices remain too low to meet project-financing criteria. Historically, the financial markets for the exploration and mining sector reflect the cyclical nature of metal prices. Management expects to experience less risk from financial markets once metal prices show a sustained move upward.

Political Risk: Exploration is presently carried out in several countries, including Chile, Bolivia and the U.S. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programmes, attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by General Minerals in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A substantial portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programmes may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

(Signed: Ralph Fitch)

Ralph G. Fitch
President, Chief Executive Officer and Chairman

(Signed: Lawrence A. Dick)

Lawrence A. Dick
Director

Independent Auditors' Report

To the Shareholders of General Minerals Corporation

We have audited the consolidated balance sheets of General Minerals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed: PricewaterhouseCoopers LLP)

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
April 4, 2003
(except for note 11(b), which is as at May 6, 2003)

GENERAL MINERALS CORPORATION
Consolidated Balance Sheets

As at December 31, 2002 and 2001
(expressed in Canadian dollars)

	2002	2001
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**111,044**	871,632
Investments *(note 5)*	**-**	98,700
Prepaids and other	**24,417**	82,146
	135,461	1,052,478
Mining properties and equipment *(notes 1, 3 and 4)*		
Mining claims and deferred exploration	**11,858,556**	13,324,585
Equipment	**379,306**	1,236,455
	12,237,862	14,561,040
Less: Accumulated depreciation	**(364,562)**	(1,034,629)
	11,873,300	13,526,411
	12,008,761	14,578,889
LIABILITIES		
Current liabilities		
Accounts payable	**110,877**	71,056
Accrued wages and payroll taxes	**-**	578,159
Advance from shareholder *(note 11(a))*	**78,877**	-
	189,754	649,215
SHAREHOLDERS' EQUITY *(note 6)*		
Capital stock		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
40,770,000 and 37,770,000 common shares	**52,435,510**	52,135,510
Contributed surplus *(note 6)*	**10,517**	-
Deficit	**(40,627,020)**	(38,205,836)
	11,819,007	13,929,674
	12,008,761	14,578,889

Nature of business and going concern *(note 1)*
Subsequent events *(note 11)*

On behalf of the Board

(Signed: Ralph Fitch) **(Signed: Lawrence A. Dick)**

Ralph G. Fitch, *Director*
Lawrence A. Dick, *Director*

The accompanying notes are an integral part of these financial statements.

GENERAL MINERALS CORPORATION
Consolidated Statements of Operations and Deficit

For the years ended December 31, 2002 and 2001
(expressed in Canadian dollars)

	2002 $	2001 $
Exploration expenditures		
Exploration	**255,036**	3,883,803
Less: Mining claims and deferred exploration	**(200,449)**	(3,627,786)
Reconnaissance expense	**54,587**	256,017
Mining claims writedowns	**1,520,274**	11,566,407
	1,574,861	11,822,424
Other (income) and expenses		
General and administrative	**1,034,156**	2,375,898
Depreciation and amortization	**87,271**	231,879
Interest income	**(736)**	(107,669)
Gain on asset disposals	**(298,080)**	(462,785)
Foreign currency loss (gain)	**13,195**	(290,289)
Stock-based compensation expense	**10,517**	-
	846,323	1,747,034
Loss for the year	**(2,421,184)**	(13,569,458)
Deficit - Beginning of year	**(38,205,836)**	(24,636,378)
Deficit - End of year	**(40,627,020)**	(38,205,836)
Basic and diluted loss per share	**(0.06)**	(0.38)
Weighted average shares outstanding during the year	**38,731,644**	36,162,860

The accompanying notes are an integral part of these financial statements.

GENERAL MINERALS CORPORATION
Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
(expressed in Canadian dollars)

	2002	2001
	$	**$**
Cash flows from operating activities		
Loss for the year	**(2,421,184)**	(13,569,458)
Items not affecting cash		
Mining claims writedowns	**1,520,274**	11,566,407
Depreciation and amortization	**87,271**	231,879
Gain on asset disposals	**(298,080)**	–
Stock-based compensation	**10,517**	–
	(1,101,202)	(1,771,172)
Changes in non-cash working capital		
Decrease in prepaids and other	**57,729**	68,950
(Decrease) increase in payables	**(538,338)**	141,164
	(1,581,811)	(1,561,058)
Cash flows from investing activities		
Expenditures for mining properties and equipment	**(203,001)**	(3,690,384)
Recoveries applied to mining properties	**146,204**	–
Proceeds from sale of assets	**499,143**	114,045
	442,346	(3,576,339)
Cash flows from financing activities		
Advances from shareholders	**78,877**	–
Proceeds from issuance of capital stock	**300,000**	4,200,000
	378,877	4,200,000
Decrease in cash and cash equivalents	**(760,588)**	(937,397)
Cash and cash equivalents - Beginning of year	**871,632**	1,809,029
Cash and cash equivalents - End of year	**111,044**	871,632

Supplemental cash flow information *(note 10)*

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1 Organization and nature of operations

General Minerals Corporation (the Company) was incorporated under the Canada Business Corporations Act on August 19, 1994. Pursuant to a purchase agreement, the Company acquired from five individuals (the Principals) their interests in certain Chilean companies that held property interests in Chile. In October 1994, the Company formed foreign subsidiaries to hold its interest in these Chilean properties. Subsequently, the Company formed additional foreign subsidiaries in Chile and other countries to hold property interests acquired in later transactions.

The Company's activities are directed primarily, but not exclusively, toward locating and developing copper, silver, gold and tantalum reserves. The principal countries where the Company is undertaking exploration and/or mining activities include Chile, Bolivia, and the United States. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

For the year ended December 31, 2002, the Company had a loss of $2.4 million and a working capital deficit of $0.1 million. In May 2003, the Company entered into an agreement with Quest Investment Corporation, pursuant to which the Company has been loaned US$300,000. The loan matures December 31, 2004 and is convertible, at the election of the lender, into common shares of the Company (note 11(b)).

The ability of the Company to continue as a going concern including the ability to continue its exploration activities will be dependent upon the ability of the Company to raise additional financing. While management has been successful in the past at raising sufficient financing to continue its operations, there is no assurance that it will continue to have such financing available.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenue and expenses and balance sheet classifications used that would be necessary if the going concern assumption was not appropriate. Such adjustments could be material.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining properties and deferred exploration

Mining properties and deferred exploration costs include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to general and administrative expenses. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statement of operations as joint venture bonus receipts.

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued value, which approximates market value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are generally less than three months. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

Income taxes conform to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, "Income Taxes". The recommendations adopt the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. These new standards also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration expenditures and the physical and economic lives of equipment.

Investments

Investments are recorded at cost.

Stock-based compensation plans

Stock-based compensation plans of the Company are described in note 6. No compensation expense is recognized for these plans when stock or stock options are issued to employees, as the exercise price is equal to the market price as at the grant date. Consideration for shares issued on exercise of share purchase options is credited to share capital. Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which recommends the fair value-based methodology for measuring options granted after January 1, 2002. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected not to adopt the fair value method for employee awards.

3 Mining claims and deferred exploration

The amounts shown as mining claims and deferred exploration as at December 31, 2002 and 2001 related to the following regions.

	Chile	Bolivia	United States	China	Total
	$	$	$	$	$
December 31, 2000	14,828,216	5,751,100	–	683,890	21,263,206
Acquisition costs	–	93,840	–	–	93,840
Exploration	1,437,219	1,529,184	–	567,543	3,533,946
Write-off	(10,314,974)	–	–	(1,251,433)	(11,566,407)
December 31, 2001	5,950,461	7,374,124	–	–	13,324,585
Exploration	3,598	140,265	56,586	–	200,449
Recoveries	(146,204)	–	–	–	(146,204)
Write-off	–	(1,520,274)	–	–	(1,520,274)
December 31, 2002	5,807,855	5,994,115	56,586	–	11,858,556

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

Mining claims and deferred exploration costs are associated with the following projects as of December 31, 2002 and 2001.

	2002	2001
	$	$
Vizcachitas, Chile	**5,807,855**	5,950,461
Atocha, Bolivia	**5,890,569**	5,821,518
Tantalum project, Bolivia	**-**	1,449,594
Other	**160,132**	103,012
	11,858,556	13,324,585

The Company wrote off $1,520,274 in respect of the Tantalum project, Bolivia in 2002 due to the future uncertainty of this project.

4 Equipment

Equipment consists of the following components as at December 31, 2002 and 2001:

	2002			2001		
	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
	$	$	$	$	$	$
Equipment	379,306	(364,562)	14,744	1,236,455	1,034,629	201,826

5 Investments

	2002	2001
	$	$
Investment - at cost	–	98,700

At December 31, 2001, the Company held approximately 616,961 common shares of Trend Mining Company which were sold during 2002 in a private transaction for net proceeds to the Company of $196,547.

6 Shareholders' equity

	Number of common shares	Amount
		$
Balance - December 31, 2000	22,770,000	47,935,510
Issuance of common shares, February 9, 2001	15,000,000	4,200,000
Balance - December 31, 2001	37,770,000	52,135,510
Issuance of common shares, September 6, 2002	3,000,000	300,000
Balance - December 31, 2002	40,770,000	52,435,510

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2002.

Stock options

The Company established a share option plan (the Plan) during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is 4,700,000 common shares. Options generally vest equally after the first, second and third anniversaries of the grant date, and expire five or ten years from the grant date, subject to limitations in the event of termination. The remaining two founding Principals of the Company hold 2,335,000 options that generally expire ten years from grant date, of which 400,000 options are exercisable upon completion of a bankable feasibility study or certain other events. All options fully vest in the event of change in control. The schedules of stock option activity under the Plan for 2002 and 2001 are:

	2002		2001	
	Number of shares	**Weighted average exercise price**	**Number of shares**	**Weighted average exercise price**
		$		**$**
Options outstanding – Beginning of year	3,194,400	1.03	2,278,284	1.55
Options granted	1,180,000	0.085	1330,000	0.46
Options cancelled	(1,614,400)	0.78	(413,884)	0.74
Options outstanding – End of year	2,760,000	0.77	3,194,400	1.03
Options exercisable – End of year	2,360,000	0.43	2,551,466	0.63

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options outstanding			Options Exercisable	
Range of exercise price	**Number of options outstanding**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number of options exercisable**	**Weighted average exercise price**
$			**$**		**$**
0.085 to 0.50	1,845,000	5.9	0.27	1,845,000	0.27
0.51 to 1.00	490,000	2.7	0.97	490,000	0.97
1.01 to 1.50	25,000	0.3	1.49	25,000	1.49
1.51 to 2.00	–	–	–	–	–
2.01 to 2.50	–	–	–	–	–
2.51 to 3.00	400,000	2.8	2.75	–	–
0.085 to 3.00	2,760,000	4.8	0.77	2,360,000	0.43

Had the Company determined compensation costs of stock option grants to employees pursuant to the plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

		2002
		$
Net loss for the year	As reported	(2,421,184)
	Pro forma	(2,471,202)
Basic and diluted loss per share	As reported	0.06
	Pro forma	0.06

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate - 3.5%
b) expected life - 5.0 years
c) expected volatility - 70%
d) expected dividends - nil

During 2002, the Company issued stock options to directors of subsidiaries. The fair value cost of these options amounts to $10,517, this has been expensed in the year and credited to contributed surplus within shareholders' equity.

Share warrants

In 1999, the Company issued 500,000 warrants to Grupo Mexico (previously Asarco) as part of the Escalones joint venture agreement. Each warrant entitles Grupo Mexico to purchase an additional common share at a price of $1.30 per share until June 21, 2004. See also note 11.

7 Income taxes

a) Tax rate reconciliation
A reconciliation between the Company's statutory and effective tax rates is as follows:

	2002	2001
Tax rate	**39.62%**	45.62%
	$	$
Loss for the year	**(2,421,184)**	(13,569,458)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	**(959,273)**	(6,190,387)
Differences in foreign tax rates	**798,169**	5,979,619
Losses for which no tax benefit has been recognized	**161,104**	210,768
Recovery of income taxes	**-**	-

b) At December 31, 2002, the Company has Canadian non-capital losses of approximately $882,000 that may be available for tax purposes. The potential benefit of these losses has not been reflected in these financial statements. The losses expire as follows:

	$
2008	490,000
2009	392,000
	882,000

8 Related party transactions

In 2002, the Company received an advance of US$50,000 (CA$78,877) from the majority shareholder, Ranger Minerals Ltd. in order for the Company to carry out future exploration work and for general corporate purposes (note 11).

9 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2002 and 2001 includes.

Identifiable assets	**2002**	**2001**
	$	**$**
Canada	**113,930**	190,747
Chile	**5,807,855**	5,938,035
Bolivia	**6,014,777**	7,567,316
Other	**62,569**	882,791
Total assets	**11,999,131**	14,578,889

10 Supplemental cash flow information

	2002	2001
	$	$
Interest revenue received	**736**	107,669

11 Subsequent events

a) Subsequent to December 31, 2002, the Company issued a convertible debenture to its former majority shareholder, Ranger Minerals Ltd (Ranger). Under the terms of the debenture, Ranger agreed to make available to the Company up to US$150,000 to be used for further exploration work, project development and general corporate purposes. As at December 31, 2002, the Company had received an advance of US$50,000 (CA$78,877) under the debenture.
The debenture had a maturity date of December 31, 2003 and was collateralized by a general security agreement entered into by the parties. The debenture is convertible into common shares of the Company at the option of Ranger at a conversion price of:

i) $0.065 per share in respect of draw downs on or before January 19, 2003
ii) the weighted average trading price of the common shares of the Company during the 20-day period prior to any other draw down by the Company.

This debenture has been fully drawn down and has been converted into 2,435,768 common shares of the Company issued at an average price of $0.093 per share.

b) In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share (2,164,350 common shares). The Company also issued to Quest a warrant to purchase up to 1,000,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

c) The Board has also resolved to ask its shareholders to approve a 1 for 10 share consolidation at the Annual and Special Meeting to be held on June 16, 2003 in Toronto. Shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized.

Corporate Directory

Directors

Ralph G. Fitch
Denver, Colorado

Lawrence A. Dick
West Vancouver, British Columbia

Tina Woodside
Toronto, Ontario

Officers

Ralph G. Fitch
Chairman, President and CEO

Corporate Information

Comments and questions about General Minerals Corporation are welcome and should be directed to:

General Minerals Corporation
4610 S. Ulster Street
Suite 150
Denver, CO 80237

Telephone:	303-488-3304
Fax:	303-758-2063
E-mail:	gmc@generalminerals.com
Website:	http://www.generalminerals.com

Offices

4610 S. Ulster Street
Suite 150
Denver, CO 80237

Registered Office
3700 Canterra Tower
400-3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Annual Meeting

Monday, June 16, 2003 at 4:00 pm.EDT
Gowling Lafleur Henderson LLP
Suite 5800
Scotia Plaza
40 King Street West
Toronto, Ontario

Stock Exchange Listing

Shares Authorized: Unlimited
Shares Outstanding: 43.2 million
The Toronto Stock Exchange: TSX
Trading Symbol: GNM

Solicitors

Gowling Lafleur Henderson LLP
Suite 5800
Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Z7

Auditors

PricewaterhouseCoopers LLP
250 Howe St.
Suite 700
Vancouver, BC V6C 3S7

Registrar & Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Production: Walter J. Mishko & Co. Inc. • Design: Kirkwood Communications

GENERAL MINERALS CORPORATION

4610 South Ulster Street
Suite 150
Denver, Colorado 80237

Ph: 303-488-3304
Fx: 303-758-2063

Website: www.generalminerals.com

Printed in Canada